FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of September 2001

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F        X                                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       X                               No

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 19, 2001	SUN INTERNATIONAL HOTELS LIMITED
		By:	/s/John R. Allison
		Name:	John R. Allison
		Title:	Executive Vice President
Chief Financial Officer

EXHIBIT LIST

Exhibit	Description

99 (a)	Supplemental Indenture dated as of September 19, 2001 to Indenture dated as of August 14, 2001 to the 8.875% $200,000,000 Senior Subordinated Notes due 2011
99 (b)	Supplemental Indenture dated as of September 19, 2001 to Indenture dated as of March 10, 1997 to the 9% $200,000,000 Senior Subordinated Notes due 2007
99 (c)	Supplemental Indenture dated as of September 19, 2001 to Indenture dated as of December 10, 1997 to the 8.625% $100,000,000 Senior Subordinated Notes due 2007